Exhibit (a)(5)

FOR IMMEDIATE RELEASE	Contact:
Katie Strohacker, Senior Director, Investor Relations.
(617) 796-8232

Hospitality Properties Trust Announces Notification for Repurchase of 3.80% Convertible Senior Notes at Option of Holders

Newton, MA (February 10, 2017)  Hospitality Properties Trust (Nasdaq: HPT) announced today that it is notifying holders of the approximately $8.5 million outstanding 3.80% Convertible Senior Notes due 2027 (CUSIP Numbers: 44106MAK8 and 44106MAJ1) (the “Notes”) that they have the right to surrender their Notes for repurchase by HPT for cash pursuant to their option (the “Put Option”) under the Indenture, dated as of February 25, 1998, as supplemented by Supplemental Indenture No. 10, dated as of March 7, 2007.  The Put Option entitles each holder of the Notes to require HPT to repurchase all or any part of such holder’s Notes on March 15, 2017 (the “Repurchase Date”) at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon up to, but excluding, the Repurchase Date.

The opportunity to exercise the Put Option commences February 13, 2017 at 9:00 a.m., New York City time, and expires at 12:00 midnight, New York City time, at the end of March 10, 2017, which is the third business day immediately preceding the Repurchase Date.  In order to exercise the Put Option and receive the Repurchase Price, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Issuer Repurchase Notice given by HPT today.  HPT will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option.  On or before 10:00 a.m., New York City time, on the Repurchase Date, HPT will deposit with the Paying Agent for the Notes the appropriate amount of cash required to pay the Repurchase Price of all validly surrendered Notes, to be paid to the holders of record of the Notes.  Unless HPT defaults in repurchasing Notes validly surrendered pursuant to the Put Option and not withdrawn, interest on those Notes will cease to accrue on the Repurchase Date.  Notes in respect of which the Put Option is exercised will not be convertible in accordance with their terms, if otherwise convertible, unless surrender of those Notes is validly withdrawn.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the Nasdaq.

No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

U.S. Bank National Association is the Trustee and Paying Agent with respect to the Notes.  Its address is:

Registered and certified mail or overnight courier:	By telephone:

U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St. Paul, Minnesota 55107 Attention: Customer Service	(800) 934-6802

At HPT’s request, the Trustee is delivering an Issuer Repurchase Notice relating to the Put Option to all registered holders of the Notes.  In addition, HPT will file the Issuer Repurchase Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) today.  Holders of Notes and other interested parties are urged to read the Issuer Repurchase Notice and other relevant documents filed with the SEC when they become available because they will contain important information about HPT and the repurchase.  Materials filed with the SEC are available without charge at the SEC’s website, www.sec.gov.  Documents filed with the SEC may also be obtained without charge at HPT’s website, www.hptreit.com.

Copies of the Issuer Repurchase Notice and additional information relating to the procedure for the surrender of the Notes may also be obtained from U.S. Bank National Association by calling (800) 934-6802.

The Trustee has informed HPT that, as of this date, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for repurchase must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.  To exercise the Put Option and receive payment of the Repurchase Price, custodians and beneficial holders of the Notes must validly and timely deliver their Notes through DTC’s transmittal procedures and should not submit a physical repurchase notice to HPT, the Trustee or the Paying Agent.  Notes delivered through DTC’s transmittal procedures for repurchase may be withdrawn only by complying with the withdrawal procedure of DTC.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of HPT.  The offer to repurchase the Notes will be only pursuant to, and the Notes may be surrendered only in accordance with, the Issuer Repurchase Notice dated February 10, 2017 and related materials.

None of HPT, its Board of Trustees or its officers is making any representation or recommendation to any holder as to whether or not to exercise the Put Option.

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